Exhibit 99.15

NEWS RELEASE	November 22, 2005

ACCLAIM AND STARPOINT ANNOUNCE MAILING OF JOINT

INFORMATION CIRCULAR AND

ANNOUNCE NAME OF NEW TRUST AND EXPLORECO

“Canetic Resources Trust” will be the new benchmark energy trust;

“TriStar Oil & Gas Ltd.” will be the new, exciting exploration company

CALGARY, ALBERTA (AE.UN; SPN.UN: TSX) Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) are pleased to announce that their joint information circular (“Information Circular”) and proxy statement with respect to the plan of arrangement (the “Arrangement”) was mailed on November 21, 2005. The Information Circular will be filed onSEDAR (www.sedar.com) and will be available on the Acclaim and StarPoint websites.

The Arrangement will result in the creation of Canetic Resources Trust, (“Canetic”), a new oil and natural gas energy trust which is expected to be one of the largest conventional oil and natural gas trusts in North America, and TriStar Oil & Gas Ltd., (“TriStar”), a new public growth oriented junior exploration company which will own certain of Acclaim’s and StarPoint’s oil and natural gas assets and undeveloped lands.

“We believe that Canetic will be well positioned to create long-term value for its unitholders through a high quality, long life asset base, a strong balance sheet and a conservative payout ratio,” said Paul Charron, President and CEO, Acclaim Energy Trust. Canetic is expected to have a stable, long life reserve base and a diversified production base of approximately 75,000 boe/d weighted approximately 65 percent towards primarily light oil and approximately 35 percent to natural gas. Paul Colborne, President and CEO, StarPoint Energy Trust stated, “we expect that the assets of Canetic will include a low-risk development drilling inventory of more than 1,000 drilling locations, representing an anticipated drilling inventory of more than four years.”

Canetic’s distribution policy will initially be set at $0.23 per Trust unit (“Canetic Unit”) per month beginning with the first distribution payable following closing of the Arrangement.

The name Canetic Resources Trust was developed internally involving employees of both trusts. “Canetic” is a derivation of the word “kinetic” which is the energy of motion. The logo and wordmark reflects the motion and energy of the new trust. The new logo can be viewed at www.acclaimtrust.com or www.spnenergy.com.

“We are very excited about the merger and our new name,” said Charron. “Given the very active history of both Acclaim and StarPoint, and the high energy culture we have developed, the new name and logo is indicative of the foundation we have built and the personality of the organization going forward. We intend to channel our energy to provide sustainability and premium returns for all of our stakeholders.”

Upon completion of the Arrangement, TriStar is expected to have initial proven plus probable reserves of approximately 3 million boe and expected initial production of approximately 1,000 boe/d. This asset base will consist of high quality, operated, light oil and natural gas reserves and production strategically located in southeast Saskatchewan and south central Alberta. These properties are characterized by large original oil in place reservoirs with development drilling upside of more than 30 locations. In addition, TriStar is anticipated to be well positioned for exploration upside with more than 75,000 net acres of undeveloped land strategically located on several exploration plays.

Pursuant to the Arrangement, holders (“Acclaim Unitholders”) of Trust units of Acclaim (“Acclaim Units”) will receive for each Acclaim Unit, 0.8333 of a Canetic Unit and holders (“StarPoint Unitholders”) of Trust units of StarPoint (“StarPoint Units”) will receive for eachStarPoint Unit, 1.0000 of a Canetic Unit. Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, common shares (“TriStar Common Shares”) of TriStar on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit and 0.1000 of a TriStarCommon Share for each StarPoint Unit. In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a warrant (“TriStar Arrangement Warrant”) of TriStar for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStarArrangement Warrant for each StarPoint Unit held. Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar

Common Share at an exercise price of $2.75 per share.

Holders of exchangeable shares of Acclaim Energy Inc. (“Acclaim Exchangeable Shares”) and holders of exchangeable shares of StarPoint (“StarPoint Exchangeable Shares”) willparticipate in the Arrangement and receive Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable.

Holders of Acclaim Units and Acclaim Exchangeable Shares (“Acclaim Securityholders”) are invited to attend the special meeting of the Acclaim Securityholders to be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 9:00 a.m. (Calgary time) on December 19, 2005 to consider the proposed Arrangement and other relatedmatters. Holders of StarPoint Units and StarPoint Exchangeable Shares (“StarPoint Securityholders”) are invited to attend a special meeting (the “StarPoint Meeting”) of theStarPoint Securityholders to be held in the Lecture Theatre of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 10:00 a.m. (Calgary time) on December 19, 2005 to consider the proposed Arrangement and related matters.

All Acclaim Securityholders and StarPoint Securityholders are encouraged to vote in person or by proxy at the applicable meeting. The boards of directors of Acclaim and StarPoint have unanimously approved the proposed merger and have recommended that their respective Securityholders vote in favour of the Arrangement.

Completion of the Arrangement is subject to the approval of the Acclaim Securityholders and the StarPoint Securityholders and is also subject to the approval of the Court of Queen’s Bench of Alberta and all necessary regulatory approvals and is expected to be completed on or about January 5, 2006.

Acclaim and StarPoint have retained Kingsdale Shareholder Services to respond to inquiries regarding the transaction, submission of proxy forms or general information from their respective Securityholders. Kingsdale may be contacted toll-free at 1-866-639-8089.Securityholders may also contact Acclaim investor relations at 1-877-539-6300 or StarPoint investor relations at 1-800-838-9206.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:	StarPoint:
J. Paul Charron	Paul Colborne
President and Chief Executive Officer	President and Chief Executive Officer
(403) 539-6300	(403) 268-7800

Or:

Kerklan (Kerk) Hilton	Brett Herman
Director, Investor Relations	Vice President, Finance and CFO
(403) 539-6343	(403) 268-7800

info@acclaimtrust.com	info@spnenergy.com
www.acclaimtrust.com	www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust and TriStar Oil & Gas Ltd. and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger and formation of Canetic Resources Trust, reserve and production estimates, drilling inventory, and Canetic’s initial distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals.. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or StarPoint’s website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic Resources Trust or TriStar Oil & Gas Ltd. undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.